legal & compliance, llc

laura aNTHONy, esq.

JOHN CACOMANOLIS, ESQ*

CHAD FRIEND, ESQ., LLM

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ**

OF COUNSEL:

CRAIG D. LINDER, ESQ.***

PETER P. LINDLEY, ESQ., CPA, MBA

KIMBERLY L. RUDGE, ESQ.

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

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August 13, 2018

VIA ELECTRONIC EDGAR FILING

Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Wall Street Media Co, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2017
Field December 29, 2017
File No. 333-163439

Dear Ms. Ransom:

As discussed with Katherine Bagley on August 8, 2018, management of Wall Street Media Co, Inc. (the “Company”) received the letters of the staff of the Division of Corporation Finance (the “Staff”) dated April 4, 2018, June 5, 2018 and July 13, 2018 on August 7, 2018, and was unaware of the existence of the letters prior to that time or of outstanding comments of the Staff.

We have included a narrative response herein keyed to the Staff’s comments set forth in the Staff’s comment letter to Jeffrey A. Lubchansky, Chief Executive Officer of the Company, dated April 4, 2018. We trust you shall deem the contents of this letter responsive to your comment letter.

General

Comment 1. Your Form 10-K cover page indicates that you have common stock registered pursuant to Section 12(g) of the Securities Exchange Act, but it does not appear that you have filed a registration statement to register securities pursuant to this section. As a result, you may not be obligated to file reports pursuant to Section 13(a) of the Securities Exchange Act. In future filings, please revise your cover page to reflect that you do not have any securities registered pursuant to Section 12(g).

Response: The Company does not have any common stock registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The Company will revise the cover page of future periodic reports to indicate that the Company does not have any securities registered pursuant to Section 12(g).

Mara L. Ransom Securities and Exchange Commission August 13, 2018 Page 2

Related Parties, page 2

Comment 2. You disclose in this section that your sole client, Landmark-Pegasus Inc., is owned by John Moroney, your majority shareholder. In Item 13 of your filing, where you disclose related party transactions, you indicate that your revenue from consulting services was almost entirely derived from “a related party where [y]our chairman is also the president.” Please clarify the interest of your chairman, Jeffrey A. Lubchansky, in Landmark-Pegasus. In this regard, in future filings, please clearly disclose the name of the related party and the basis on which the party is a related party. See Item 404(a) of Regulation S-K.

Response: The Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017 incorrectly indicated that Mr. Lubchansky was President of Landmark-Pegasus Inc. (“Landmark-Pegasus”). Mr. Lubchansky was not, and is not, an officer or director of Landmark-Pegasus, and does not hold any securities of Landmark-Pegasus. Landmark-Pegasus is wholly owned by John Moroney, who holds 16,094,466 shares, or approximately 60%, of the Company’s outstanding common stock. Mr. Moroney also acts as Landmark-Pegasus’ President and is its sole director. The disclosure will be corrected in future filings.

Notes to Financial Statements for the Years Ended September 30, 2017 and 2016, page F-6

Comment 3. We note your disclosures in notes 3 and 5 that you issued certain notes payable to a related party. In future filings, please identify this related party, consistent with Item 404(d) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will identify the related party (Landmark) in future filings. For example, in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, the Company has included the following disclosure in its notes to the Company’s unaudited financial statements for the three and nine months ended June 30, 2018:

During the nine months ended June 30, 2018, $25,000, or 58%, of the Company’s revenue was derived from Landmark-Pegasus, a related party. Landmark-Pegasus is wholly owned by John Moroney, who holds approximately 60% of the Company’s common stock. Mr. Moroney also acts as Landmark-Pegasus’ President and is Landmark’s sole director. In addition, the Company received $8,000 from the issuance of a 4% demand note payable to Landmark-Pegasus, bringing the total aggregate outstanding related party 4% demand notes payable amount to approximately $113,300 at June 30, 2018.

If the Staff has any comments regarding this letter, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Katherine Bagley/U.S. Securities and Exchange Commission
Jeffrey A. Lubchansky/Wall Street Media Co, Inc.

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